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                       July 23, 2020

       Brajnandan Sahay
       Chief Executive Officer
       ASI Aviation, Inc.
       11921 Freedom Drive, Suite 550
       Reston, VA 20190-5667

                                                        Re: ASI Aviation, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed July 17, 2020
                                                            File No. 024-10786

       Dear Dr. Sahay:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at
(202) 551-3442 with any
       questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Trade & Services
       cc:                                              Louis A. Bevilacqua,
Esq.